EXHIBIT 99.1

Brookfield to Present at the Goldman Sachs 2021 US Financial Services Conference

BROOKFIELD, NEWS, Dec. 02, 2021 (GLOBE NEWSWIRE) -- Brookfield (NYSE: BAM / TSX: BAM.A) today announced that Bruce Flatt, Chief Executive Officer, is scheduled to present at the Goldman Sachs 2021 Financial Services Conference on Wednesday, December 8, 2021, at 10:00am ET.

A live webcast will be available on the Brookfield website at https://bam.brookfield.com/news-events/events. For those unable to join the live webcast, a recording will be available on Brookfield’s website shortly after the event.

About Brookfield

Brookfield is a leading global alternative asset manager with approximately US$650 billion of assets under management across real estate, infrastructure, renewable power, private equity, and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Media Kerrie McHugh Tel: (212) 618 3469 kerrie.mchugh@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 linda.northwood@brookfield.com